SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND THIRTIETH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua José Izidoro Biazetto, 158, Bloco A, in the city of Curitiba, State of Paraná, with attendance of the Board members via video conferencing. 2. DATE: September 22, 2022 - 9:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI - Chair; and VICTÓRIA BARALDI MENDES BATISTA - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The Board of Directors:

I.	received information and discussed the matter related to the Company’s financial scenario;
II.	received information on the Company's Investor Relations - IR strategy and presented its recommendations;
III.	unanimously approved the Company’s new Internal Regiment on Bidding Processes and Contracts;
IV.	unanimously approved, after hearing the Statutory Audit Committee, the revision of Copel’s Independent Reporting Channel Policy;
V.	unanimously approved the supplementation of the 2022 annual investment budget for Copel Geração e Transmissão S.A.;
VI.	unanimously approved, after hearing the Statutory Audit Committee, to adjust the calculation methodology and market risk limits to more adequately suit Copel Marketing S.A.;
VII.	updated the business opportunity status for renewable energy;
VIII.	received information regarding the survey for the Great Place to Work, discussed the matter and presented its recommendations;
IX.	watched the presentation about the monitoring of the Company’s dams and presented its opinion;
X.	gained awareness and discussed the disclosure of climate-related information in Form 20-F (SEC);
XI.	received information about Copel's maturity level in terms of Environmental, Social and Governance - ESG and discussed the matter;
XII.	reflected and discussed the results from the Board of Directors’ performance evaluation, in addition to defining a development plan, aimed at continuously improving the Board’s performance;
XIII.	received a report from the Statutory Audit Committee about various matters and discussed the topics presented;
XIV.	received a report from the Investment and Innovation Committee and the Sustainable Development Committee and discussed the matters presented;
XV.	received a report from the Chief Executive Officer on several corporate subjects and discussed the matters; and
XVI.	held the Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MARCO ANTONIO BOLOGNA; and VICTÓRIA BARALDI MENDES BATISTA - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 230th Ordinary Board of Directors’ Meeting drawn up in the Company’s Book number 13.

VICTÓRIA BARALDI MENDES BATISTA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 26, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.